Ilustrato Pictures International, Inc.

26 Broadway, Suite 934

New York, NY 10004

Via EDGAR

April 12, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Thomas Jones

Re: Ilustrato Pictures International, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed February 1, 2023

File No. 000-56487

Dear Mr. Jones:

I write on behalf of Ilustrato Pictures International, Inc. (the “Company”) in response to Staff’s letter of February 22, 2023, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form 10-12G, filed February 1, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed February 1, 2023

Organizational Structure, page 2

1.

We note your response to prior comment 1. Please tell us with specificity where you filed the share purchase agreements regarding the entities acquired on March 25, 2022 and May

28, 2022 mentioned in the table on page 3.

In response to this comment, the company amended its registration statement to include the agreements in the exhibits.

2.	Please revise the disclosure in the eleventh bullet point on page 3 to clarify whether the company currently trades on the OTC Market under the ticker QIND.

In response to this comment, the updated the bullet point in the amended registration statement to clarify that Quality Industrial does trade on the OTC Markets under the symbol QIND.

Legal Proceedings, page 24

3.

We note your response to prior comment 4. Please tell us, with a view to disclosure, why you deleted the disclosure that "Larson Elmore has been misleading the company and its shareholders on various matters including but not limited to liabilities, company commitments and due diligence items presented by Larson Elmore during the takeover process" that appeared on page 20 of your prior amendment. Also, tell us, with a view to disclosure, why you have not included a risk factor concerning the disclosure on page F-

27 that "We lack many information and evidence to support the assertions of financial statements and there are chances that preceding management of the company might have missed compliances for which we are not aware. Thus, company may have to bear consequences for that from authorities. We cannot reasonably ascertain amount for those contingencies."

In response to this comment, the disclosure was updated and removed along when the Company received new information from the lawyer handling the lawsuit. We have included a risk factor concerning the lack of information from the previous management and reinserted the disclosure from the prior amendment concerning the prior officer’s misleading the Company and its shareholders.

Corporate History, page 25

4.	We note your response to prior comment 24. Please file as an exhibit the agreement with FB Fire Technologies Ltd. for the conversion of debt mentioned in the seventh paragraph on page 26.

In response to this comment, the company amended its registration statement to include the agreement in the exhibits.

risk factors, page 27

5.	We note your response to prior comment 21. Please disclose the extent to which you have not been able to service your debt obligations. For example, it is unclear if the $2 million promissory note due February 4, 2023, has been repaid.

In response to this comment, the debt obligation to Discover Growth Fund LLC was in default as of February 4, 2023. The Company was intending to repay the loan prior to default through new financing. The creditor was unreachable for several weeks before and after the maturity date. The creditor has recently communicated back, and the company has reached an agreement to repay the debt. The debt is expected to be repaid in the second quarter of 2023 and the Company will file a Form 8-K once settled.

6.	We note that many of the risk factors in this section could apply to other companies. Please ensure that you include risk factors relevant to your current business. For example, we note the disclosure on page 45 about your "newly formed Defense subsidiary." As another example, please ensure that you have included risk factors relevant to a company "engaged in the industrial, oil & gas, and manufacturing sectors" as you have disclosed on page 3 and elsewhere in your document.

In response to this comment, the company amended its registration statement to include risk factors relevant to a company engaged in the Industrial & Manufacturing sectors.

7.

Please revise to clarify which officers and directors reside outside the United States.

Please include a separate “Enforceability of Civil Liabilities” section which discloses the difficulty of bringing actions and enforcing judgements against these individuals. In this regard, we note the disclosure on page 49 about the addresses outside of the United States of your officers and directors.

In response to this comment, the Company amended its registration statement to include a risk factor to address the difficulties in bringing actions against its Officers and Directors in the amended registration statement.

Our ability to generate the significant amount of cash, page 28

8.

We note your response to prior comment 2. Please revise the disclosure to explain how you plan to fund the cash obligations in connection with the acquisitions of Quality

International Co Ltd FCZ and Petro Line FZ-LLC.

In response to this comment, the Company plans to fund the current and ongoing obligations for acquisitions such as Quality International Co Ltd FCZ and Petro Line FZ LLC, through its publicly listed Industrial & Manufacturing subsidiary, Quality Industrial Corp. (OTC: QIND).

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Our long-term success depends, in part, on our ability to operate and expand, page 32

9.	We note your response to prior comment 8. Please quantify the significance of the international operations to the company, such as the percentage of revenues from international operations.

In response to this comment, the Company amended its registration statement to include the percentage of revenue from international operations. For the year ended December 31, 2022, the international operations constituted 84.4% of our total revenue. The 84% revenue include international revenue through the U.A.E. based company Quality International Co Ltd FCZ to their US costumers.

Our largest shareholder, officer, director, Nicolas Link holds substantial control, page 38

10.	We note your response to prior comment 5. Please quantify the extent to which Nicolas Link holds substantial control or significant influence.

In response to this comment, the Company amended its registration statement and updated the risk factor to quantify the voting power that Mr. Link holds in the Company.

The issuance of shares of our common stock upon conversion or exercise, page 40

11.	We note your response to prior comment 6. Please quantify the number of shares of your common stock issuable upon conversion or exercise of your outstanding preferred stock, warrants and convertible notes.

In response to this comment, there are 32,361,155,207 shares of common stock to be issued upon conversion or exercise of our outstanding preferred stock, warrants and convertible notes as of December 31, 2022, as follows:

Common stock: 1,379,080,699

Preferred stock: 30,910,497,175

Warrants: 50,650,000

Convertible notes: 84,777,333

Total: 32,425,005,207

Recent Developments and Plan of Operations - Second Half of 2022, page 45

12.	We note your disclosure that you completed seven acquisitions in 2022. Please reconcile your disclosure to the list of acquisitions on pages 26 and 27 that only show four acquisitions being consummated in 2022. Please revise, or advise us.

In response to this comment, the Company completed seven acquisitions in 2021 and 2022. The Company completed three acquisitions in 2021 and four acquisitions in 2022. The seven acquisitions exclude Quality International Co Ltd FCZ and AL Shola Al Modea Safety and Security LLC. An overview is listed below in tabular form.

Year 2021	Year 2022
FB Fire Technologies Ltd.	Bull Head Products Inc.
Bright Concept Detection and Protection System LLC	Georgia Fire & Rescue Supply LL
The Vehicle Converters LLC	Wikisoft Corporation (now Quality Industrial Corp.)
Al Shola Al Modea Safety and Security LLC

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Recent Developments and Plan of Operations, page 45

13.

Please ensure that the disclosure in your amended document is consistent with the material outside of your amended document. In this regard, we note your February 6, 2023 press release that "ILUS Summarizes Its Progress and Projections Following Its 2nd Annual

Shareholder Meeting" and the presentation to investors on January 27, 2023. There were several projections in the materials. For example, we note the reference in the materials to

"Upwards of $200 million in revenue forecasted for current group companies" for 2023.

Please disclose any underlying assumptions, whether you have independent support for your projections and any uncertainties and limitations on your projections. As another example, we note the reference in the materials to "ILUS maintains substantial holding

(50-80%) in all spinoffs" is not mentioned in your amended document.

In response to this comment, the Company used the word spinoff as an equivalent to acquisitions of which the company has 50-80% holdings. The holding in each acquisition is referenced in the Form 10. The company has amended its registration statement to disclose the underlying assumptions for revenue of upwards of $200 million and forecasted 2023 revenue for its four divisions in the MD&A section of its registration statement.

Results of Operations, page 46

14.

We note that you attribute the changes in your revenues and operating expenses primarily to your acquired subsidiaries. Please revise your discussion throughout to provide a more detailed and meaningful discussion of the factors that resulted in changes in your results of operation during the reported periods. For example, identify the business or businesses and when they were acquired, describe their operations during the related period and how those operations were similar to or differed from businesses that operated in the comparable prior period, and quantify how they impacted the particular line item on your statements of operations.

In response to this comment, the Company amended its registration statement to include a discussion of the factors that resulted in changes in the results of operation for each of its divisions in compliance with ASC 280 relating to a segmented disclosure and amended the MD&A section to include a discussion and analysis for the company’s divisions.

15.	To enhance an investor's understanding of your results of operations, please revise to clearly discuss how each group of businesses, or your divisions identified on page 2, namely - (i) Emergency & Response, (ii) Industrial & Manufacturing and (iii) Mining & Renewable Energy, contributed to your revenues and impacted your costs and expenses during the reported periods. Clearly explain to investors how the operations of each acquisition during the reported period impacted results of your different divisions.

In response to this comment, the Company amended its registration statement to include a discussion on each of its divisions and included how revenue and expenses impacted the consolidated results. Division wise income statement has been added to the financial footnotes and MD&A section of the registration statement for further understanding.

16.

Revise your discussions of non-operating income and non-operating expenses in all reported periods to describe the transactions that resulted in the amounts reported. As applicable, describe the reasons for any changes in the amounts of these transactions between reported periods.

In response to this comment, the company amended its registration statement to include a discussion in the MD&A section of non-operating income and expenses for the years ended December 31, 2021, and 2022, describing the material transactions that resulted in the amounts reported.

17.	We note that on page 46 you disclose General and administrative expense, Total operating expenses and Non-operating expenses of $1,106,533, $1,165,229 and $463,886, respectively, for the year ended December 31, 2021. These amounts do not agree with the amounts presented on your statement of operations for the same period on page F-14. Please revise the filing throughout to eliminate these and other inconsistencies.

In response to this comment, the Company amended its registration statement to include the audited financials for the year ended December 31, 2022, and eliminated inconsistencies.

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Liquidity and Capital Resources, page 47

18.	You disclose that net cash provided by operating activities after considering convertible notes was $10,423,828 for the nine months ended September 30, 2022. Please reconcile this disclosure with the $9,405,665.67 net cash used in operating activities presented on the statement of cash flows for the related period on page F-4, or revise the filing as appropriate.

In response to this comment, the Company amended its registration statement to include the audited financials for the year ended December 31, 2022, and reconciled the numbers.

19.

Revise to also provide a robust comparative discussion of your liquidity and capital resources for the years ended December 31, 2021 and 2020, respectively. Your discussions of both interim and annual periods should provide investors with a good understanding of your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash over the next 12 months from the most recent fiscal period end and, separately, in the long-term. Further, identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to the more detailed guidance in Item 303(b)(1) of Regulation S-K.

In response to this comment, the Company amended its registration statement to include a discussion of liquidity and capital resources for the years ended December 31, 2021, and 2022 concerning our ability to generate adequate liquidity needed to satisfy our plans over the next 12 months and long-term and also updated its financial footnotes to address company’s ability to continue as a Going Concern.

20.

Further, revise the discussions for both the interim and annual periods to analyze material cash requirements from known contractual and other obligations.

Describe your material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Specify each type of obligation and the relevant time period for the related cash requirements. In this regard, we note, for example, from page 45 that you are in the process of launching a project in Serbia, which is planned to be your main production hub for vehicles and equipment outside of the United States. As applicable, please include the required disclosure related to this project. Refer to the more detailed guidance provided in Item 303(b)(1) of Regulation S-K.

In response to this comment, the Company amended its registration statement in the MD&A section to include Liquidity and Capital Resources requirements from known contractual and or other obligations including commitments for CAPEX and anticipated source of funds needed to satisfy the cash requirements and updated its financial footnotes to address the Company’s ability to continue as a Going Concern. The Serbian investment project is currently on hold due to the geopolitical instability in the region resulting from the Russian invasion of Ukraine. The production of vehicles and equipment continues to be produced in the U.A.E and in the United States. The delayed Serbian investment project will not materially impact revenue or expenses. The company will disclose any known trends or events it reasonably expects will have a material impact on net sales, revenues or income from continuing operations in its ongoing filing obligations if any such trends or events should arise.

Net Income/Net Loss, page 47

21.	Revise your discussion to correctly disclose net income for the nine months ended September 30, 2021 as $13,035,618.70, as disclosed on your statement of operations for the same period on page F-2. Please describe the transaction(s) that resulted in nonoperating income of $12,026,143 you recorded in the period.

In response to this comment, the Company amended its registration statement to include the financials for the year ended December 31, 2022, and described the transaction(s) that resulted in nonoperating income in the MD&A section.

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Employment Agreements, page 53

22.	We note your response to prior comment 16. As previously requested, please tell us, with a view to disclosure, why common shares in QIND will be issued to your officers and directors as disclosed on pages 53-58.

In response to this comment, the Company disclosed and revised its MD&A disclosures in the second amended registration statement to include why and when the shares in QIND will be issued. The Officers and Directors of the Company have an employee agreement with the parent Company ILUS. The agreements also govern their employee agreements in the majority owned subsidiary Quality Industrial Corp. All salaries are paid by the company and stock-based compensation is granted as a combination from both companies as disclosed in exhibit A in the contracts. The employment agreements were filed in the exhibits with the registration statement with the Securities and Exchange Commission on October 19, 2022.

Certain Relationships and Related Transactions, and Director Independence, page 59

23.	We note your response to prior comment 22. Please tell us, with a view to disclosure, why this section does not mention the issuance of shares of preferred class F to Daniel Link disclosed on page 65.

In response to this comment, the Company issued 75,000 shares of preferred class F to Daniel Link as staff compensation for an aggregate price of $586,500 on December 5, 2022. The issuance was included in the second amendment including the offering price and included in the amended registration statement under item 7 Certain Relationships and Related Transactions, and Director Independence.

Index to Financial Statements, page 70

24.	We note the discussion relating to your various acquired businesses during the reported periods in the Business section, including the list provided on pages 26 and 27. Please tell us your consideration of the requirements to provide financial statements of the acquired business and related pro forma financial information in this registration statement pursuant to Rules 8-04 and 8-05 of Regulation S-X. Provide us with your significance calculations for each acquisition listed on pages 26 and 27, as well as any probable or consummated acquisitions through the date of your next amendment. As applicable, revise the filing to include any required financial statements and related pro forma financial information.

In response to this comment, the Company has performed a significance test for all acquired businesses pursuant to rules 8-04 and 8-05 of Regulation S-X. Financial statements of Quality International Co Ltd FCZ and related pro forma financial will be filed by the company’s subsidiary QIND. QIND will file the financial statements required by Item 9.01 (a) of Form 8-K in its annual report on Form 10-K for the year ended December 31, 2022, within the time period required by such filing. The Company will file the pro forma financial information required by Item 9.01 (a) of Form 8-K by an amendment to the Current Report on Form 8-K no later than 71 days from the date of the Current Report on Form 8-K, filed on March 9, 2023.

25.	Please revise your financial statements to provide the disclosures required by ASC 805-10-50 relating to your business acquisitions that occurred during the reported periods, and through the date on which your financial statements were issued. Clearly describe how you accounted for each of these acquisitions. As applicable, pursuant to ASC 855-10-50, include subsequent events notes to the financial statements that clearly describe the material terms of any probable business acquisitions still pending at the date of your next amendment.

In response to this comment, the Company revised its financial statements to provide the disclosures required by ASC 805-10-50 relating to our business acquisitions that occurred during the reported periods. At the current point in time the company deem that no probable business acquisitions are pending pursuant to ASC 855-10-50.

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26.	Revise to clearly label the interim financial statements as “unaudited.” Include that label on each of the primary financial statements and the first page of the notes to financial statements. In addition, correct the footnote at the bottom of pages F-1 through F-4 to state that the accompanying notes are an integral part of these “unaudited” consolidated financial statements.

In response to this comment, the Company amended its registration statement to include the audited financials for the year ended December 31, 2022, and labeled them accordingly in the footnotes.

27.	Revise the unaudited interim as well as the audited financial statements to disclose accounts receivable, inventory, goodwill and accounts payable on the face of your balance sheets and provide appropriate disclosure about the items in the notes to financial statements. Disclose your basis of accounting for inventory (e.g., lower of cost or net realizable value) and your policy for evaluating and recording inventory impairments. Refer to ASC 330-10-50-1 and ASC 350-20-45.

In response to this comment, the Company disclosed accounts receivable, inventory, goodwill and accounts payable on the face of your balance sheets for the audited financials for the year ended December 31, 2021, and 2022, and provided disclosure about the items in the notes to financial statements referencing ASC 330-10-50-1 and ASC 350-20-45.

28.	To facilitate the usefulness of the unaudited interim financial statements as of and for the three and nine months ended September 30, 2022 and 2021, respectively, including their comparability with your annual financial statements, please revise the balance sheet on page F-1 to present the components of stockholders' equity similar to the disclosures presented on the audited annual financial statements. Similarly, revise the statements of cash flows on page F-4 to present the activities that resulted in the net cash flows used in investing and net cash flows provided by financing activities. Lastly, revise the unaudited interim financial statements throughout to present dollar amounts rounded to the closest whole dollar, consistent with the audited annual financial statements. Refer to Rule 8-03(a)(4) of Regulation S-X.

In response to this comment, the Company revised the statements of cash flows to include comparability in the footnotes to disclose the activities that resulted in the net cash flows used in investing and net cash flows in rounded dollar numbers provided by financing activities for the audited financials for the year ended December 31, 2021, and 2022.

29.	Further, revise the unaudited interim financial statements to include notes to the financial statements that disclose in tabular form the material components of Other Current Assets and Other Current Liabilities at September 30, 2022 and December 31, 2021. In addition, in tabular form, disclose the material components of operating expenses for each reported period. Include notes to the financial statements that clearly describe the transactions that resulted in the non-operating expenses and non-operating income reported in each reported period. Refer to Rule 8-03(b)(1) of Regulation S-X.

In response to this comment, the Company revised the statements of operating expenses and non-operating expenses to disclose the material components that resulted of Other Current Assets and Other Current Liabilities in tabular form for the audited financials for the year ended December 31, 2021, and 2022.

30.	Revise the financial statements and filing throughout to present all basic and diluted earnings (loss) per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists. Further, revise the statements of operations for the three and nine months ended September 30, 2022, and 2021, respectively, to disclose basic and diluted earnings (loss) per share for each reported period on the face of the statements, as required by ASC 260-10-45, and to provide the disclosures required by ASC 260-10-50 in a note to the unaudited interim financial statements.

In response to this comment, the Company revised the financial statements for the years ended December 31, 2021, and 2022, to disclose the basic and diluted earnings per share for each reported period as required by ASC 260-10-45.

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Consolidated Statements of Cash Flows for nine months ended September 30, 2022, and 2021, page F-4

31.	Please revise to begin your reconciliation of cash flows from operating activities for the nine months ended September 30, 2021 with your net profit as required by ASC 230-10- 45-2, and not with your profit from operations, as currently presented. In addition, revise to present the amounts on the correct statement of cash flows caption.

In response to this comment, the Company amended the registration statement with the statements of cash flows for the year ended December 31, 2021, and 2022, as required by ASC 230-10-45-2.

Note 3. Notes Payable, page F-8

32.	Please revise to clearly describe how you accounted for the convertible notes issued during the reported periods, with appropriate references to the accounting guidance on which you relied.

In response to this comment, the Company amended the registration statement to describe how the company accounted for the notes with the carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements with references to the accounting guidance on which the company relied.

Note 6. Warrants, page F-9

33.	Please revise to disclose how you accounted for the Common Share Purchase Warrant issued to Discover Growth Fund, LLC on February 4, 2022, in conjunction with its $2,000,000 convertible promissory note. Include appropriate references to the accounting guidance on which you based your accounting.

In response to this comment, the Company accounted the Common Share Purchase Warrant issued to Discover Growth Fund, LLC at fair market value and has been disclosed in the financial notes.

Note 9. Subsequent Events, page F-10

34.	You disclose that there were no subsequent events. However, we note disclosure elsewhere in the filing of significant events that occurred after the period end, including the acquisitions consummated in December 2022 and January 2023 and the issuance of material amounts of debt and a warrant to AJB Capital Investment LLC in December 2022. Please revise to disclose all material subsequent events, or explain to us why the disclosures are not required. In addition, revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50.

In response to this comment, the Company amended the registration statement to include all significant subsequent events in accordance with ASC 855-10-55.

Report of Independent Registered Public Accounting Firm, page F-12

35.	Please have your auditor include signed audit reports that meet the requirements of Rule 2-02 of Regulation S-X. Refer to Item 302 of Regulation S-T for guidance on providing signatures in electronic submissions.

In response to this comment, the Company amended the registration statement to include the signed audit reports meeting the requirement of Rule 2-02 of regulation S-X for providing signature in electronic submissions.

36.	The audit reports on pages F-11 and F-12 indicate that no confirmations or documents were available for the audit of year ended December 31, 2020 (CY 2020) and, as a result, such balances for CY 2020 were written off. Further, although you disclose that unsubstantiated balances were written off, you disclose on page F-20 and elsewhere that certain unsupported balances, like goodwill, have been carried forward in the year 2020 and thus in 2021 also. Please have your auditors explain to us why its inability to confirm and to obtain support for balances did not represent a limitation on the scope of the audit since it appears that the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion. Refer to SAB Topic 1E.2.

In response to this comment, the Company’s auditor had earlier issued a disclaimer of opinion, which was replaced by an updated report once the restatement of financials was completed by the company. The auditors then provided its audit reports for 2021 and 2022 and the company amended its footnotes for the period. The balance of goodwill was tested for impairment once the company filed with SEC (in 2022) and the balance of goodwill was written off by the company under “prior period items” in the financials for CY 2022, to reduce from opening balance of retained earnings, in line with the impairment rule. (ASC 350-20-35-71 through 35-73)

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37.

The audit reports on pages F-11 and F-12 both refer to Note 20 to the financial statements regarding restatements of the 2020 and 2021 financial statements. However, Note 20 currently discloses going concern matters. Similarly, the audit report on page F-12 refers to Note 18 to the consolidated financial statements regarding the consolidation of two entities on a basis of common management control. However, Note 18 does not appear to address that matter. Please revise the notes to include the relevant disclosures and have your auditor revise the references in its reports, as appropriate.

In response to this comment, the Company’s auditor provided its audit reports for 2021 and 2022 and the company amended its footnotes in the filing for the said period/s.

Consolidated Statements of Operations for the years ended December 31, 2021, and 2020, page F-14

38.	Revise to include a note to the financial statements that clearly describes the transaction(s) that gave rise to non-operating income of $11,835,500 for the year ended December 31, 2021. Clearly disclose if and how the transaction related to the unrealized loss on assets amounts presented on pages F-16 and F-21.

In response to this comment, the Company updated the financial statements for the year ended December 31, 2022, and included details of Operating expenses in Financial footnotes.

39.	We note from Note 17 and here that in spite of the loss reported for the year ended December 31, 2020, you have reflected the conversion of your Class A and Class D preferred stock when calculating diluted EPS for that reported period. Please tell us how you considered, in your presentation, the guidance in ASC 260-10-45-41, which says that such conversions shall not be assumed if the effect would be antidilutive. Otherwise, revise your presentation throughout the filing to comply.

In response to this comment, the Company comply with ASC 260-10-45-41 in the amended registration statement for the years ended December 31, 2022, and 2021.

4. Stock Based Compensation, page F-18

40.	You disclose on pages F-6 and F-18 that you account for stock-based payments to nonemployees in accordance with ASC 505-50. Please revise your accounting and disclosures for stock-based payments with non-employees to comply with the guidance in ASC 718, which superseded the former guidance through ASU 2018-07.

In response to this comment, the Company recognizes stock-based compensation using the fair value provisions prescribed by ASC Topic 718, Compensation — Stock Compensation to employees as well as non-employees. Accordingly, compensation costs for awards of stock-based compensation settled in shares are determined based on the fair value of the share-based instrument at the time of grant and are recognized as expense over the vesting period of the share-based instrument, net of estimated forfeitures.

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Note 2: Summary of Significant Accounting Policies

1. Revenue Recognition, page F-18

41.	We note that you disclose a revenue recognition policy on pages F-5 and F-18 that is based on ASC 605-10-S99-1. Please revise your financial statements for all applicable periods to conform to the guidance in ASC 606, which superseded the former guidance. Please ensure your accounting policy conforms with the applicable requirements, and that you provide the disclosures required by ASC 606-10-50 and 606-10-65.

In response to this comment, the Company has updated financial notes for the year ended December 31, 2022, to provide the disclosures and accounting policies compliant with ASC 606-10-50 and 606-10-65.

11. Business Segment, page F-19

42.	Please revise your discussions of segments on pages F-7 and F-19 to clearly and consistently disclose your operating and reportable segments as of September 30, 2022 and December 31, 2021 and 2020, respectively. Provide all disclosures required by ASC 280-10-50, including the factors used to identify your reportable segments. Explain how you considered the three operating divisions you describe on page 2 as well as their operating subsidiaries in determining your operating and reportable segments. To the extent that you aggregate any operating segments in determining your reportable segments, please provide appropriate disclosure.

In response to this comment, the Company revised its financial statements to provide the disclosures required by ASC 280-10-50 relating to a segmented disclosure and amended the MD&A section to include a discussion and analysis for the company’s divisions.

Note 4: Other Current Assets, page F-20

43.	Please revise to describe the terms and circumstances surrounding the 'Intercompany loan given' outstanding at December 31, 2021. Similarly, revise to disclose the material terms of the arrangement that resulted in the 'Director's current accounts' outstanding at December 31, 2021.

In response to this comment, the Company amended its registration statement and included the terms and circumstances surrounding intercompany loans. In the registration statement, intercompany loan has effect on both assets and liabilities. The financial statements for the twelve-month ended December 31, 2022, has been prepared in conformity with the accounting principles, where intercompany loans have been eliminated in the consolidated financials and referenced in the financial footnotes.

The balance of Directors Current Account has been rectified and repaid in the year 2022.

Note 5: Goodwill, page F-20

44.	Revise to disclose your policy for accounting for goodwill, and to describe how and when you assess your goodwill for impairment. Refer to ASC 350-20-35. In addition, please provide the disclosures required by ASC 350-20-50 relating to allocation, changes and any impairment of goodwill in the reported periods.

In response to this comment, the Company has written off the old balances of goodwill as of December 31, 2022, and the goodwill has been eliminated in the consolidated financial statements and referenced in the footnotes.

45.	Describe to us in detail the circumstances surrounding your inability to obtain any information or supporting evidence for goodwill at December 31, 2020. Discuss your conclusion that it was appropriate to present this unsupported goodwill balance on your balance sheet at December 31, 2020, and to carry forward the amount into 2021.

In response to this comment, the Company provided answer to this comment in comment 44.

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Note 6: Capital Advances, page F-21

46.	We note that you list FB Fire Technologies Ltd. as a subsidiary on Exhibit 21. Describe to us in detail how you accounted for your June 2020 and January 2021 transactions with the owners of FB Fire Technologies Ltd. Please tell us your percentage ownership of FB Fire Technologies Ltd. as of December 31, 2021, and how you accounted for that entity in your financial statements. To the extent that FB Fire Technologies Ltd. is a consolidated subsidiary, please explain to us how you considered the guidance in ASC 810 in concluding that the Investment in FB Fire Technology Ltd. would not be eliminated in consolidation.

In response to this comment, the Company issued shares to the Owners of FB Fire technologies Ltd. and the subsidiary is a wholly owned subsidiary of ILUS. FB Fire Technologies is eliminated in the financial statements.

Note 13: Other Current Liabilities, page F-24

47.	Please revise the note to provide appropriate disclosure of the terms and circumstances relating to the Intercompany loans payable of $2,578,225 outstanding at December 31, 2021.

In response to this comment, the Company has updated the registration statement to account for Financial Statements as of December 31, 2022, and the principles of Consolidation have been followed and intercompany loans have been eliminated.

Note 14: Common stock and Preferred Stock, page F-24

48.	You disclose that Preferred Class E shares are redeemable at $1.00 per share and that 2.25% must be redeemed per quarter. Revise to clearly disclose the redemption terms of these shares in more detail, including whether your Preferred Class E shares are redeemable at the option of the holder, at a fixed date at fixed price, or redemption is otherwise beyond your control. Please tell us how you considered the guidance in SAB Topic 3C and ASC 480-10-S99-3A when accounting for and classifying the Preferred Class E shares on your balance sheet. Specifically address why classification outside of permanent equity, or mezzanine equity, would not be appropriate.

In response to this comment, the Company updated the registration statement to include the agreement as an exhibit. The shares are intended to be redeemed at $1.00 every quarter at a defined fixed percentage of 2.25% as per designation. The shares are non-cumulative meaning that if the shares are not redeemed in one quarter the dividend or redemption does not compound for the company to require to redeem more the following quarter. The company has classified the redeemable shares as temporary equity and not permanent equity as per ASC 480-10-S99-3A. The holders of the Preferred Class E shares have not redeemed or converted into common shares. Once redeemed the premium will be accounted for as the company’s cost.

Note 16: General, Administration and Other expenses, page F-25

49.	Total General, Administrative and Other expense for the year ended December 31, 2020 of $90,897 presented here does not agree with the amount presented on the audited statement of operations for the same period on page F-14. In a related matter, in the discussion immediately following the table, you disclose that, other than compensation expense, there were no other employee benefits expenses incurred during the year ending December 31, 2020. However, the table includes $10,712 of employee benefit expense. Please revise to eliminate these inconsistencies, or advise us.

In response to this comment, the Company amended its registration statement to include a discussion of operating expenses for the years ended December 31, 2021, and 2022, describing the transactions that resulted in the amounts reported and eliminated inconsistencies.

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Note 20: Going Concern, page F-27

50.	Please update the disclosure to also address the company's ability to continue as a going concern as of December 31, 2021.

In response to this comment, the Company amended its registration statement and updated its financial Notes to address company’s ability to continue as a Going Concern.

Exhibit 23 - Consent of Independent Registered Public Accounting Firm, page X-23

51.	Please have your auditor revise its consent to indicate the dates of its reports and to identify the financial statements to which each relates (e.g., our report dated December 9, 2022, relating to the financial statements of Ilustrato Pictures International, Inc. as of and for year ended December 31, 2021), and to consent to all references to the firm included in the registration statement.

In response to this comment, the Company’s auditor included the date of its report to identify the financial statements to which it relates and provided consent to all references the company included in the registration statement.

Exhibits

52.	Total General, Administrative and Other expense for the year ended December 31, 2020 of $90,897 presented here does not agree with the amount presented on the audited statement of operations for the same period on page F-14. In a related matter, in the discussion immediately following the table, you disclose that, other than compensation expense, there were no other employee benefits expenses incurred during the year ending December 31, 2020. However, the table includes $10,712 of employee benefit expense. Please revise to eliminate these inconsistencies, or advise us.

In response to this comment, the Company amended its registration statement to include a discussion of its operating expenses for the years ended December 31, 2021, and 2022, describing the transactions that resulted in the amounts reported and eliminated inconsistencies.

General

53.	Please update the disclosure to also address the company's ability to continue as a going concern as of December 31, 2021.

In response to this comment, the Company provided answer to this comment in comment 50.

Sincerely

/s/ Nicolas Link

Nicolas Link

Chief Executive Officer

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